Exhibit 2

Obsidian Finance Group, LLC and The Campbell Group, LLC

Information Concerning the Participants

The following persons may be deemed “participants” (as defined in the proxy rules promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended) in the solicitation by Obsidian Finance Group, LLC (“Obsidian”) and The Campbell Group, LLC (“Campbell”) of demands to call a special meeting of the stockholders of Longview Fibre Company (the “Company”) or related agent designations.

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Obsidian Finance Group, LLC. Obsidian is an Oregon limited liability company engaged in private equity investments and advisory services. Obsidian is the beneficial owner of 200 shares of common stock, ascribed value $1.50 per share, of the Company (the “Common Stock”).

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David W. Brown and Kevin D. Padrick. David W. Brown and Kevin D. Padrick are each senior principals of Obsidian. Neither of Messrs. Padrick and Brown is the direct owner of any shares of Common Stock but each of them may be deemed to be the beneficial owner of 200 shares of Common Stock beneficially owned by Obsidian.

•	Greg Hawley. Greg Hawley is a consultant to Obsidian. Mr. Hawley is not the direct or indirect owner of any shares of Common Stock.
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The Campbell Group, LLC. Campbell is a Delaware limited liability company engaged as an investment adviser registered with the SEC. Founded in 1981, Campbell acquires and manages timberlands for investors and is an indirect, controlled affiliate of Old Mutual plc, a limited company formed under the Companies Act of 1985 (UK). Campbell may be deemed to beneficially own all securities of the Company owned beneficially by Obsidian.

•	John S. Gilleland. John S. Gilleland is the President of Campbell. Mr. Gilleland is the beneficial owner of one share of Common Stock.

Each of the persons named above may be deemed to have an interest in any demands by stockholders to call a special meeting of the Company’s stockholders, and in any such meeting, because the purpose of such a meeting would be for stockholders to consider a resolution requesting that the Company meet with Obsidian and Campbell to discuss in good faith their offer, initially announced on March 6, 2006, to acquire the Company in a merger for $26 per share in cash.

In connection with their solicitation of demands with respect to a special meeting of stockholders of the Company or related agent designations, Obsidian and Campbell will file with the SEC and will furnish to security holders of the Company a solicitation statement, which security holders are advised to read as it will contain important information. Security holders may obtain a free copy of such statement (when available) and any other relevant documents filed with the SEC, from the website of the SEC at www.sec.gov. Such statement will also, when available, be provided upon request for free to security holders by Obsidian and Campbell.